SEC File Number: 001-39872

CUSIP Number: 398501106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GRIID INFRASTRUCTURE INC.

Full Name of Registrant

Former Name if Applicable

2577 Duck Creek Road

Address of Principal Executive Office (Street and Number)

Cincinnati OH 45212

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GRIID Infrastructure Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”).

The Form 10-K could not be filed within the prescribed time period without unreasonable effort or expense because the Company requires additional time and effort to complete work related to the Company’s financial reporting, closing procedures and other disclosure items. As a result, the Company is still in the process of compiling required information to complete the Form 10-K and its independent registered public accounting firm requires additional time to complete its audit of the financial statements for the period ended December 31, 2023 to be included in the Form 10-K. The Company is diligently working to file the Form 10-K as soon as reasonably practicable on or before the fifteenth calendar day following the prescribed due date for the Form 10-K.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “will,” or “would” or the negative thereof or other variations thereof or comparable terminology. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the anticipated timing of completion of the Company’s financial statements for the fiscal year ended December 31, 2023. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Company’s actual results, performance, liquidity or achievements to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risk factors affecting the Company are discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”) available at www.sec.gov. The Company cautions you that the list of risk factors included in the Company’s SEC filings may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Notification of Late Filing on Form 12b-25 may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Allan Wallander	(513)	268-6185
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates revenue of $19.6 million for the year ended December 31, 2023 compared to $22.4 million for the year ended December 31, 2022, a decrease of 12%. The decrease in bitcoin mining revenue was due to lower amount of bitcoin mined throughout the year. Revenue from bitcoin mining is impacted significantly by volatility in bitcoin prices, as well as increase in the bitcoin blockchain’s network hash rate resulting from the growth in the overall quality and quantity of miners working to solve blocks on the bitcoin blockchain along with the difficulty index associated with the secure hashing algorithm employed in solving the blocks. The Company anticipates a net loss of $18,657,000 compared to a net loss of $61,606,000. This is a result of $8.1 million reduction of operating losses as well as a reduction of other income and expenses of $39.2 million.

GRIID INFRASTRUCTURE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Allan Wallander
Allan Wallander, Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).